FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 August 11, 1998

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                           Petah-Tikvah, 49001, Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

         Attached hereto and incorporated by reference herein is a press release of the registrant dated August 6, 1998 announcing the registrant's financial results for the quarter ended June 30, 1998, including the registrant's consolidated statements of operations for the quarters ended June 30, 1998 and June 30, 1997 and condensed balance sheets at June 30, 1998 and December 31, 1997.

                                  Page 2 of 7
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
COMPANY CONTACT:
Erez Shachar, President and Chief Executive Officer    CONTACT:
Eitan Padan, Chief Financial Officer                   Jody Burfening (Ext. 304)
NUR Macroprinters LTD.                                 Lippert/Heilshorn & Assoc.
011-972-3-908-7676                                     212-838-3777
E-mail: ir@nur.com                                     jody@lhai.com

                         NUR MACROPRINTERS LTD. REPORTS
                         RECORD SECOND QUARTER RESULTS

                        - Record Revenues and Profits -
      - Revenues Increase 66%; 5th Consecutive Quarter of Profitability -

     Magshimim, Israel, August 6, 1998 - NUR Macroprinters Ltd. (NASDAQ-NM
Symbol: NURTF) today announced record revenues and record profits for the second quarter and six months ended June 30, 1998.

     Revenues for the second quarter ended June 30, 1998 increased 66% to $8.37 million, compared to $5.05 million for the same quarter the previous year. Gross profit increased 71% to $4.14 million versus $2.42 million for the comparable period last year. Net income was a record $639,000, or $0.06 per share, for the three months ended June 30, 1998 compared to $48,000, or approximately $0.01 per share, for the comparable period last year. Revenues, gross profits and net income were all the highest in the Company's history.

     Revenues for the six months ended June 30, 1998 were $15.85 million, an increase of 72%, compared to $9.21 million for the same period the previous year. Gross profit increased to $8.0 million from $4.29 million for the comparable period last year, an increase of 86%. Net income was $981,000, or $0.09 per share, for the six months ended June 30, 1998 compared to a net loss of $(278,000) or $(0.04) per share for the comparable period last year.

                                     -More-

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NUR MACROPRINTERS LTD.
PAGE TWO

     Commenting on the results Mr. Erez Shachar, President and CEO, said, "We are extremely pleased with the strong results this quarter. Our superb revenue growth reflects increased demand for the super-wide Blueboard printer as well as consumables sales to our expanding installed base. In addition, we received significant orders for our new Blueboard*2 printer reflecting rapid acceptance in the marketplace for this new product."

     "We believe that the company has successfully completed its turn-around, generating exceptional revenue growth each quarter and five consecutive quarters of profitability. We have concluded major investments in our sales and service infrastructures in Nur Europe and Nur America, and we now believe that we have the organization in place to meet the growing demand for our products, and provide our customers with the highest levels of service in our industry. We believe that the increasing market demand for super-wide printers continues to provide excellent growth opportunities for NUR and that we are developing the right products to take advantage of these opportunities."

     NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format ink-jet printing systems and consumables. The company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, such as billboards, posters, banners and point of purchase displays for advertising as well as decorations and backdrops for show rooms, fleet graphics, trade shows, museums and exhibits. NUR printers are installed in over 130 sites throughout Europe, North and South America, Africa and Asia.

     Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from completion. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

                               -Tables to follow-

                                     4 of 7

NUR MACROPRINTERS LTD.
Consolidated Statements of Operations
U.S. $ in thousands, except per share
data

                                        Three months ended                      Six months ended
                                 ------------------------------          ------------------------------
                                   06/30/98            06/30/97           06/30/98            06/30/97
                                ------------         -----------         -----------         ----------
                                 (Unaudited)         (Unaudited)         (Unaudited)         (Unaudited)
Revenues
   Sales of printers and
   related products                 $7,512              $4,441             $14,233             $7,909
   Sales of printed
   materials                           857                 608               1,621              1,304
                                ----------           ---------          ----------          ---------
                                     8,369               5,049             $15,854              9,213
                                ----------           ---------          ----------          ---------
Cost of revenues
   Cost of sales of
   printers and related              3,659               2,262               6,862              4,213
   products
   Cost of sales of
   printed materials                   572                 364                 993                711
                                ----------           ---------          ----------          ---------
                                     4,231               2,626               7,855              4,924
                                ----------           ---------          ----------          ---------
Gross profit                         4,138               2,423               7,999              4,289
                                ----------           ---------          ----------          ---------

Research & development
expenses                               838                 345               1,591                756
Less-royalty-bearing grants
                                      (310)                (34)               (310)               127
                                ----------           ---------          ----------          ---------
Research and development
expenses, net                          528                 311               1,281                629

Selling expenses, net                1,424               1,030               2,844              1,891
General and administrative
expenses                             1,173                 845               2,358              1,662
Write-off of debts of
related parties                          0                   0                   0                 99
                                ----------           ---------          ----------          ---------
                                     2,597               2,186               5,202              4,281
                                ----------           ---------          ----------          ---------
Operating income (loss)              1,013                 237               1,281                  8

Financial income (expenses)
net                                   (183)               (189)               (320)              (286)
Other income, (loss) net               (91)                  0                 (91)                 0
                                ----------           ---------          ----------          ---------

Income (loss) before taxes
on income                              739                  48               1,105               (278)
Taxes on income                         88                   0                (112)                 0
                                ----------           ---------          ----------          ---------
Income after taxes on income
                                       651                  48                 993               (278)
Minority interest                      (12)                  0                 (12)                 0

Net income (loss) for the
period                                $639                 $48                $981              $(278)
                                ----------           ---------          ----------          ---------
Earning (losses) per share           $0.06               $0.01               $0.09             $(0.04)
Weighted average number of
shares outstanding during
the period                      10,880,000           6,880,000          10,880,000          6,880,000
                                ==========           =========          ==========          =========

                                     5 of 7

NUR MACROPRINTERS LTD.
Condensed Balance Sheets
U.S. $ in thousands


                                                       6/30/98                   12/31/97
                                                     -----------                ---------
                                                     (Unaudited)                (Audited)
Current Assets
   Cash and cash equivalents                            $2,082                    $1,234
   Marketable securities                                    63                         0
   Accounts receivable--trade                            6,823                     5,981
   Other receivables and prepaid expenses                1,572                     1,696
   Inventories                                           3,049                     2,252
                                                      --------                  --------

Total Current Assets                                   $13,589                   $11,163
                                                      --------                  --------

Investments
Long-term bank deposit                                     382                       150
Severance pay funds                                        315                       262
Prepaid expenses                                            84                       186
                                                      --------                  --------
Long-term accounts receivable - trade                        0                         0
                                                      --------                  --------
                                                           781                       598
                                                      --------                  --------
Equipment
Cost                                                     3,207                     2,250
Less accumulated depreciation                              887                       609
                                                      --------                  --------
                                                         2,320                     1,641
                                                      --------                  --------

Other assets                                               307                       381
                                                      --------                  --------
Total assets                                            16,997                    13,783
                                                      ========                  ========

Liabilities and Shareholders' Equity
Current Liabilities:
Short-term bank credit                                    $530                      $518
Current maturities of long-term loans                      462                       261
Trade payables                                           5,175                     3,216
Accrued expenses and other liabilities                   2,664                     2,127
Advances from customers                                      0                        17
                                                      --------                  --------
Total Current Liabilities:                               8,831                     6,139
                                                      --------                  --------

Long-Term Liabilities:
Long-term liabilities                                    1,080                     1,476
Long-term debt, net                                          0                         0
Accrued severance pay                                      438                       358
                                                      --------                  --------
Total Long-Term Liabilities:                             1,518                     1,834
                                                      --------                  --------

Minority Interest                                           39                        26

Shareholders' Equity:
Share capital                                            2,729                     2,729
Capital surplus                                         14,350                    14,383
Cumulative translation adjustment                         (151)                      (30)
Deficit                                                (10,319)                  (11,298)
Total Shareholders' Equity                               6,609                     5,784
                                                      --------                  --------
Total Liabilities and Shareholders' Equity              16,997                    13,783
                                                      ========                  ========

                                   Page 6 of 7
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:    August 11, 1998                  By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer



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